PROMETHEUM EMBER ATS, INC.

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
PART III

SEC FILE NO. 8-70624

YEAR ENDED DECEMBER 31, 2021

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70624

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2021</u> AND ENDING <u>12/31/2021</u>
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>PROMETHEUM EMBER ATS INC.</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>120 WALL STREET, 25TH FLOOR</u>
(No. and Street)

<u>NEW YORK</u>	<u>NY</u>	<u>10005</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Zachary Marans</u>	<u>516-361-1645</u>	<u>zmarans@emberats.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>FRIEDMAN LLP</u>
(Name – if individual, state last, first, and middle name)

<u>100 Eagle Rock Avenue, Suite 200,</u>	<u>East Hanover</u>	<u>NJ</u>	<u>07936</u>
(Address)	(City)	(State)	(Zip Code)

<u>10/22/2003</u>	<u>711</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Marans _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PROMETHEUM EMBER ATS, INC. _____, as of December 31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public





Notary Pu........ ..ork
No. 02KA4619073
Qualified in Westchester County
Commission Expires March 20, 20___

MARTIN H. KAPLAN
Notary Public, State of New York
No. 02KA4619073
Qualified in Westchester County
Commission Expires March 30, 2023

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PROMETHEUM EMBER ATS, INC.

INDEX TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Prometheum Ember ATS, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prometheum Ember ATS, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prometheum Ember ATS, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prometheum Ember ATS, Inc.'s management. Our responsibility is to express an opinion on Prometheum Ember ATS, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prometheum Ember ATS, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Prometheum Ember ATS, Inc.'s auditor since 2019.

East Hanover, New Jersey
February 21, 2022

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

PROMETHEUM EMBER ATS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current assets		
Cash	$	553,422
Prepaid expenses		17,635
Total assets	$	571,057

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	3,000
Total liabilities		3,000
Commitments and contingencies		
Shareholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		877,817
Accumulated deficit		(309,760)
Total shareholder's equity		568,057
Total liabilities and shareholder's equity	$	571,057

See accompanying notes to statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Ember ATS, Inc. ("PEATS" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). PEATS was formed as a New York State Corporation on February 27, 2018. PEATS was admitted as a member of FINRA on July 16, 2021. PEATS only activity from inception to admittance by FINRA was to prepare for FINRA membership, and develop its business strategy.

PEATS business activity consists of retailing equity and corporate debt securities. PEATS also intends, once SEC approval is received, to act as an alternative trading system, and to retail digital asset securities.

The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent").

NOTE 2 – UNCERTAINTY AND LIQUIDITY

The Parent has fully committed to fund the Company now and in the future as necessary to remain in net capital compliance.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition during the reported period. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated Federal, New York State and New York City tax returns with its Parent. The Company has a loss carryforward of approximately $330,000. At an estimated Federal, New York State, and New York City effective tax rate of 33%, there is a carryforward benefit of approximately $110,000. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2021 the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. This account is insured by the Federal Deposit Insurance Company subject to certain limitations. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenses paid by the Parent, which benefit the Company, are charged to the Company, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of PEATS pursuant to the ESA are settled by a simultaneous capital contribution by the Parent.

Amounts recorded in the accompanying statement of financial condition for the year ended December 31, 2021 under the ESA amounted to $209,817. This amount was settled with a simultaneous capital contribution.

NOTE 5 – NET CAPITAL REQUIREMENTS AND EXEMPTION FROM SEC RULE 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $550,422, which was $300,422 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.01 to 1.

The Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as it places reliance on footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as its business is limited to:

- retailing corporate equity securities over the counter,
- selling corporate debt securities, and
- acting as an alternative trading system, operating in accordance with the SEC no action letter issued September 25, 2020, "ATS Role in the Settlement of Digital Asset Security Trades".

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent. In addition, the Company leases office space from an entity associated with members of the Parent's Board of Directors and a minority stockholder (Note 7).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leased office space, pursuant to a short term lease, for $7,000 per month from a related party (Note 6) which expired December 31, 2021. The Company has classified this lease as an operating lease.

NOTE 8 – SOFTWARE PURCHASE AGREEMENT

In August 2019, the Parent entered into a Software Purchase Agreement with InteliClear LLC ("InteliClear") to acquire the source code for a version of InteliClear's Post Trade Solutions software which includes algorithms and processes for broker-dealers to perform clearance, settling, custody and control, and bookkeeping and recordkeeping functions in compliance with SEC and FINRA requirements.

Additionally, the Parent agreed to pay InteliClear for ongoing support as follows: $5,000 per month terminating upon the live implementation of the system, $300,000 upon PEATS Broker-Dealer/ATS commencement of operations, less any monthly payments made, $150,000 on the one year anniversary of PEATS Broker-Dealer/ATS commencement of operations and an additional $150,000 on the second anniversary thereof. As of December 31, 2021, the Company has not commenced operations.

NOTE 9 – UNCERTAINTIES DUE TO CORONAVIRUS

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.